February 21, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (310) 571-6905

Robert L. Antin
President and Chief Executive Officer
VCA Antech, Inc.
12401 West Olympic Boulevard
Los Angeles, California
90064-1022

      Re: VCA Antech, Inc.
             Definitive Proxy Statement on Schedule 14A
             Filed April 27, 2007
             File No. 001-16783

Dear Mr. Antin:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

             Sincerely,

             Carmen Moncada-Terry
             Attorney Advisor